Exhibit 99

Additional Exhibit

As required by Question and Answer 1 of the SEC staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, this exhibit contains a reconciliation of certain non-GAAP financial measures included in Management’s Discussion and Analysis of Financial Condition and Results of Operation in Smithfield Foods, Inc.’s fiscal year 2002 annual report and first quarter fiscal year 2003 quarterly report incorporated by reference in this registration statement.

Form 10-K for the fiscal year ended April 28, 2002: Reconciliation of non-GAAP net income to GAAP net income:

Net income and net income per diluted share for fiscal 2001 and 2000, adjusted for nonrecurring items, are presented below.

	2001		2000
	Net Income	Per Diluted Share	Net Income	Per Diluted Share
(in millions, except per share data)
Net income, as reported	$223.5	$2.03	$75.1	$.76
Nonrecurring items (net of tax):
Gain on sale of IBP, inc. common stock	45.2	.41	—	—
Sale of Canadian plant	3.4	.03	—	—

Total nonrecurring items	48.6	.44	—	—

Net income, excluding nonrecurring items	$174.9	$1.59	$75.1	$.76

Form 10-Q/A for the quarter ended July 28, 2002: Reconciliation of non-GAAP net income to GAAP net income:

Net income and net income per diluted share for the 13 weeks ended July 28, 2002 and July 29, 2001, adjusted for nonrecurring items, are presented below.

	July 28, 2002		July 29, 2001
	Net Income	Per Diluted Share	Net Income	Per Diluted Share
(in millions, except per share data)
Net income, as reported	$11.8	$.11	$56.9	$.53
Nonrecurring items (net of tax):
Gain on sale of IBP, inc. common stock	—	—	4.2	.04
Fire loss at a hog farm	—	—	(3.0)	(.03)

Total nonrecurring items	—	—	1.2	.01

Net income, excluding nonrecurring items	$11.8	$.11	$55.7	$.52